                                                               Exhibit (a)(1)(E)
                                FIFTH AMENDMENT
                                      TO
                          OFFER TO PURCHASE FOR CASH
                                      BY
                             ANDERSEN GROUP, INC.

ANY AND ALL SHARES OF ITS SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK FOR $12.25 NET PER SHARE

--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN
              TIME, ON DECEMBER 1, 1995, UNLESS FURTHER EXTENDED
                 (SUCH TIME AND DATE, THE "EXPIRATION DATE").
--------------------------------------------------------------------------------

     This Fifth Amendment to Offer to Purchase for Cash (the "Fifth Amendment") is first being mailed on or about November 1, 1995 to holders of outstanding shares of Series A Cumulative Convertible Preferred Stock, without par value (the "Preferred Stock") of Andersen Group, Inc., a Connecticut corporation having its principal executive office at Ney Industrial Park, Bloomfield, Connecticut 06002 (the "Company"), in connection with its Offer to Purchase dated June 5, 1995, as amended, offering to purchase any and all of its outstanding shares of Preferred Stock for a purchase price of $12.25 per share net to the seller in cash (the "Consideration"). All capitalized terms not otherwise defined herein but which are defined in the Offer to Purchase shall have the same meanings as set forth therein.


     Section 1.  Special Factors - Background of the Offer.
                 -----------------------------------------

     As set forth under "Special Factors - Background of the Offer", the Company conducted negotiations during April, May, June, July and August 1995 with respect to forms of the divestiture agreements for the Dental Divestiture. On Thursday, August 10, 1995 the Company concluded these negotiations and signed an Asset Purchase Agreement (the "Purchase Agreement") with Phoenix Shannon p.l.c of Shannon, County Clare, Ireland to sell the assets of its Dental Division subject to certain liabilities. The sale is subject to numerous conditions, including Phoenix Shannon obtaining sufficient financing.

     On October 30, 1995, the parties reached an agreement in principle on the terms of an amendment to the Purchase Agreement. The principal terms of that agreement include Phoenix Shannon's agreement to increase its irrevocable deposit (Phoenix Shannon had previously made a cash deposit of $100,000) by delivering to the Company 75,000 Phoenix Shannon Ordinary Shares and a registration rights agreement covering such shares in the event a closing under the Purchase Agreement does not occur. In exchange, the Company has agreed to give Phoenix Shannon until November 30, 1995, to obtain sufficient financing in order to consummate the transactions contemplated by the Purchase Agreement.

     Should the Purchase Agreement with Phoenix Shannon close, based on an August 31, 1995 net asset value, the Company's subsidiary, Ney, would receive approximately $15.5 million in cash, including a post-closing purchase price adjustment of approximately $0.4 million based on the increase in the net asset value of the Dental Division from February 28, 1995 to August 31, 1995; a two year, interest bearing note for $1 million and either 200,000 Phoenix Shannon Ordinary Shares (subject to adjustment) or an additional cash payment of $1.8 million. The Purchase Agreement also includes a three year manufacturing agreement whereby Ney will supply Phoenix Shannon with precious metal dental alloys manufactured in accordance with current formulations. Phoenix Shannon is a publicly held dental alloy and equipment producer.

     If the Purchase Agreement with Phoenix Shannon closes, then the condition of the Offer that the Company consummate the Dental Divestiture will be satisfied.

     Section 2.  Extension of the Offer.
                 ----------------------

     The Offer is hereby extended until midnight, eastern time, on December 1, 1995, unless further extended (such time and date, the "Expiration Date").

     The Company will notify the Exchange Agent of such extension by oral and written notice and make a public announcement thereof prior to 9:00 A.M., eastern time, on or before December 2, 1995.


     Section 3.  Number of Shares Deposited With Exchange Agent.
                 ----------------------------------------------

     As of the date of this Fifth Amendment, approximately 291,000 shares of Preferred Stock have been deposited with the Exchange Agent. Accordingly, the condition of the Offer that a minimum of 250,000 shares be tendered is presently satisfied, subject to the Preferred Stockholders' right to withdraw shares tendered, unless previously accepted by the Company, at any time after the date hereof. See "The Offer - Withdrawal Rights."

     Section 4.  Summary Historical Financial Data
                 ---------------------------------

     The following tables set forth, in summary form, certain consolidated historical financial data for the Company and its subsidiaries. The historical financial information at and for the quarters ended August 31, 1995 and 1994 has been summarized from the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995. The following summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, such Quarterly Report on Form 10-Q and should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended February 28, 1995 and the related notes thereto.

                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                      ------------------         ----------------
                                                    AUGUST 31,   AUGUST 31,   AUGUST 31,   AUGUST 31,
                                                    ----------   ----------   ----------   ----------
                                                       1995         1994         1995         1994
                                                       ----         ----         ----         ----

                                                          (UNAUDITED AND DOLLARS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Consolidated Statements of Earnings Data:
  Net sales.....................................     $15,018      $14,647      $32,287      $30,784
  Investment and other income...................         544        1,812          915        3,245
                                                     -------      -------      -------      -------
    Total revenues..............................      15,562       16,459       33,202       34,029
                                                     -------      -------      -------      -------
  Cost of sales.................................      10,496       10,020       22,597       21,184
  Selling, general and administrative expenses..       4,177        4,617        8,743        8,949
  Research and development expenses.............         564          829        1,498        1,639
  Interest expense..............................         334          404          674          803
                                                     -------      -------      -------      -------
    Total costs and expenses....................      15,571       15,870       33,512       32,575
                                                     -------      -------      -------      -------
  Income (loss) before income taxes
   and extraordinary item.......................          (9)         589         (310)       1,454
  Income tax expense (benefit)..................          (1)          61          (82)         146
                                                     -------      -------      -------      -------
  Income (loss) before extraordinary item.......          (8)         528         (228)       1,308
  Extraordinary gain from early
   extinguishment of debt, net of income
   tax expense..................................          --           38           --           39
                                                     -------      -------      -------      -------
  Net income (loss).............................          (8)         566         (228)       1,347
  Preferred dividend requirement................        (149)        (148)        (296)        (296)
                                                     -------      -------      -------      -------
  Income (loss) applicable to common shares.....     $  (157)     $   418      $  (524)     $ 1,051
                                                     =======      =======      =======      =======
Earnings (loss) Per Common Share:(A)
  Continuing operations.........................     $ (0.08)     $  0.19      $ (0.27)     $  0.52
  Extraordinary item............................        0.00         0.02         0.00         0.02
                                                     -------      -------      -------      -------
  Income (loss) per common share................     $ (0.08)     $  0.21      $ (0.27)     $  0.54
                                                     =======      =======      =======      =======
  Ratio of earnings to fixed charges(B).........          39%         203%          68%         178%

(A) The average number of shares of common stock outstanding during each period in 1995 was 1,934,205 and during each period in 1994 was 1,931,855.

(B) Earnings for the three and six month periods ended August 31, 1995 were inadequate to cover fixed charges and preferred stock dividends by approximately $158,000 and $606,000, respectively.

                                                     AUGUST 31,    FEBRUARY 28,
                                                     ----------    ------------
                                                          1995           1995
                                                          ----           ----

                                                      (UNAUDITED AND DOLLARS IN
                                                     THOUSANDS, EXCEPT PER SHARE
                                                                AMOUNTS)
Consolidated Balance Sheet Data:
  Total assets.......................................   $46,837         $43,678
  Total current liabilities..........................    14,673          10,947
  Long-term debt, less current maturities............     8,673           8,784
  Other long-term obligations........................     1,152           1,160
  Deferred income taxes..............................     2,281           2,281
  Redeemable cumulative convertible preferred stock..    10,669          10,593
  Common stock.......................................     2,103           2,103
  Retained earnings..................................     5,452           5,975
  Total common and other stockholders' equity........     9,389           9,913

Book value per common share...........................  $  4.86         $  5.13
                                                        =======         =======

                                PRO FORMA DATA

The following table sets forth certain financial information of the Company at August 31, 1995, and as adjusted to give effect to the consummation of the Offer for the Preferred Stock, assuming 250,000 shares of the Preferred Stock are tendered and accepted and consummation of the Dental Divestiture, assuming that the Company realized $18.3 million in proceeds for the Dental Divestiture, including approximately $0.4 million in cash for the post closing purchase price adjustment, and that both transactions had occurred on August 31, 1995.

                                                       AS OF AUGUST 31, 1995
                                                       ---------------------
                                                             PRO FORMA
                                                 ACTUAL      ---------      PRO FORMA
                                                 ------     ADJUSTMENTS     ---------
                                                            -----------

                                                            (IN THOUSANDS)
Total assets...................................  $46,837    $ 1,051  (1)     $47,888
Total liabilities..............................   26,779       (926) (2)      25,853
Working capital................................   14,894      3,107  (3)      18,001
Long-term debt and other obligations...........    9,825         --            9,825
Redeemable cumulative convertible
 preferred stock, authorized 800,000
 shares; issued 789,625 shares;
 589,036 shares outstanding at
 August 31, 1995; and 339,036 pro
 forma outstanding at August 31,
 1995..........................................   10,669     (4,510) (4)       6,159
                                                 =======     =======           =====
Common stock, authorized 6,000,000
 shares; 1,934,205 shares outstanding
 at August 31, 1995 and pro forma
 outstanding at August 31, 1995................    2,103         --            2,103
Additional paid-in capital.....................    1,924      1,465  (5)       3,389
Retained earnings..............................    5,452      5,140  (6)      10,592
Treasury Stock                                       (90)                        (90)
                                                 -------        ----           ------
Total common and other stockholders'
                                                   9,389      6,605           15,994
 equity........................................  =======      =====           ======

Book value per common share....................    $4.86      $3.42  (7)       $8.28

____________________

                            NOTES TO PRO FORMA DATA

(1)  Pro Forma Total Asset Adjustments:

Total assets                          $46,837
Add:  Dental divestiture
       proceeds                        18,215
Less: Dental assets
       divested                       (13,101)
    Transaction costs                  (1,000)
    Preferred stock cash
       tender                          (3,063)
                                      --------
Total Pro Forma Assets                $47,888
                                      ========

(2)  Pro Forma Total Liabilities Adjustments:

Total liabilities                     $26,779
Add:  Accrued income taxes              1,600
Less: Preferred stock
         dividend reduction              (375)
    Dental liabilities
       divested                        (1,451)
    Deferred income taxes                (700)
                                      --------
Total Pro Forma Liabilities           $25,853
                                      ========

(3)  Pro Forma Working Capital Adjustments:

Total working capital                 $14,894
Add:  Dental divestiture proceeds      18,215
    Dental current liabilities
       divested                         1,451
    Preferred stock
       dividend reduction                 375
Less: Dental current assets
       divested                       (11,271)
    Accrued income taxes               (1,600)
    Transaction costs                  (1,000)
    Preferred stock cash
       tender                          (3,063)
                                      --------
Total Pro Forma Working Capital       $18,001
                                      ========

(4)  Pro Forma Redeemable Cumulative Convertible Preferred Stock:

Adjustment to reduce outstanding stock to 339,036 shares after repurchase by the Company of 250,000 shares.

(5)  Pro Forma Additional Paid in Capital:

Adjustment to additional paid in capital to record the difference between the carrying value of the preferred stock and the cash tender price.

(6)  Pro Forma Retained Earnings:

Total retained earnings                             $ 5,452
Add:  Gain on dental divestiture,
       net of taxes and
       transaction costs                              4,765
    Preferred stock dividend
       reduction                                        375
                                                    -------
Total pro forma retained earnings                   $10,592
                                                    =======

(7)  Pro Forma Book Value Per Share:

Total common and other stockholders' equity         $ 9,389
Add:  Gain on dental divestiture                      4,765
    Preferred stock dividend reduction                  375
    Addition to additional paid in capital
       for preferred stock repurchase                 1,465
                                                      -----
Pro forma common and other stockholders' equity      15,994
Number of shares of common stock outstanding          1,932
                                                      -----
       Pro forma book value per share                 $8.28
                                                      =====

If the Offer is consummated, but the Company purchases fewer than 250,000 shares of the Preferred Stock, the increases and decreases indicated above would be proportionately reduced, reflecting the number of shares of Preferred Stock that the Company does not purchase in the Offer.


     Section 5.  Other Terms and Conditions.
                 --------------------------

     Except as expressly amended by the provisions of this Fifth Amendment, all other terms and conditions of the Offer remain in full force and effect.


                                        ANDERSEN GROUP, INC.

November 1, 1995